8-48708

AM 3/18/2002

02021448

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

MAR 01 2002
143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Greenberg & Associates Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4141 Arapahoe, Suite 207
(No. and Street)

Boulder	CO	80303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Micheal P. Brady (303) 440-6500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER, JEFFRIES & CO.
(Name — *if individual, state last, first, middle name*)

4155 EAST JEWELL AVENUE, SUITE 307	DENVER	COLORADO	80222
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/20

OATH OR AFFIRMATION

I, Micheal P. Brady, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o Greenberg & Associates Securities, Inc., as o December 31, 2001 are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:

Signature

Vice President

Title

Notary Public

Tim Barnett, Notary Public
State of Colorado
My Commission Expires 6/8/2003

TIM BARNETT NOTARY PUBLIC STATE OF COLORADO

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control Required By SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENBERG & ASSOCIATES SECURITIES, INC.

CONTENTS

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Greenberg & Associates Securities, Inc.

We have audited the accompanying statement of financial condition of Greenberg & Associates Securities, Inc. as of December 31, 2001, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenberg & Associates Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
January 25, 2002

GREENBERG & ASSOCIATES SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	89 105
Commissions receivable		75 376
Receivable from related parties (Note 3)		198 054
Cash surrender value of life insurance		100 360
Furniture and equipment, at cost, net of accumulated depreciation of $78,805		100 850
Other assets		145 333
	$	**709 078**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$	34 354
Due to related party		9 334
Other accrued liabilities		49 427
TOTAL LIABILITIES		93 115
SHAREHOLDERS' EQUITY (Note 2):		
Common stock, no par value; 50,000 shares authorized, 100 shares issued and outstanding		24 678
Retained earnings		591 285
TOTAL SHAREHOLDERS' EQUITY		615 963
	$	**709 078**

The accompanying notes are an integral part of this statement

GREENBERG & ASSOCIATES SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUE:		
Commissions	$	1 991 529
Other income		16 658
Total revenue		2 008 187
EXPENSES:		
Salaries, payroll taxes and employee benefits		1 331 247
Professional fees (Note 3)		408 451
General and administrative expenses		148 636
Occupancy expenses		183 583
Travel and entertainment		98 272
Marketing and advertising		164 995
Communications		26 891
Other expenses		133 071
Reimbursement from affiliate (Note 3)		(868 495)
Total expenses		1 626 651
NET INCOME	**$**	**381 536**

The accompanying notes are an integral part of this statement.

GREENBERG & ASSOCIATES SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock Shares	Common Stock Amount	Retained Earnings
BALANCES, DECEMBER 31, 2000	100	$ 24 678	$ 456 749
Distributions	-	-	(247 000)
Net income	-	-	381 536
BALANCES, DECEMBER 31, 2001	**100**	**$ 24 678**	**$ 591 285**

The accompanying notes are an integral part of this statement.

GREENBERG & ASSOCIATES SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001
INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	381 536
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		33 189
Decrease in commissions receivable		25 864
Increase in other assets		(53 057)
Decrease in cash surrender value of life insurance		731
Decrease in accounts payable		(58 779)
Decrease in unearned commissions		(27 204)
Increase in other accrued liabilities		8 417
Net cash provided by operating activities		310 697
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(14 626)
Increase in related party receivable		(43 042)
Net cash used in investing activities		(57 668)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in due to related party		9 334
Distributions to shareholders		(247 000)
Net cash used in financing activities		(237 666)
NET INCREASE IN CASH		15 363
CASH AND CASH EQUIVALENTS, at beginning of year		73 742
CASH AND CASH EQUIVALENTS, at end of year	**$**	**89 105**

The accompanying notes are an integral part of this statement.

GREENBERG & ASSOCIATES SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Greenberg & Associates Securities, Inc. (the Company) was incorporated on September 20, 1995 and operates as a securities broker-dealer dealing mainly in mutual funds and insurance related products.

The Company under Rule 15c3-3(k)(1) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company's broker transactions are limited to the sale and redemption of redeemable securities of registered investment companies. The Company does not carry or clear customer accounts.

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of five to seven years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

The Company is recognized as an S-Corporation by the Internal Revenue Service. The Company's shareholders are liable for federal and state income taxes on the Company's taxable income.

Securities owned by the Company (mutual funds) are recorded at market value, and related changes in market value are reflected in income. The Company records securities transactions, commission revenue and related expenses on a trade date basis.

Advertising costs incurred by the Company are expensed as incurred. During the year ended December 31, 2001 $164,995 was charged to advertising expense.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2001, the Company had net capital and net capital requirements of $156,377 and $6,207, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .60 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense agreement with an affiliated entity. Under the agreement, all overhead expenses will be paid by the affiliate. The Company is not obligated to repay the affiliate but may at its sole discretion repay the affiliate provided that such repayment will not result in the Company's net capital to fall below 120% of its minimum net capital.

The Company paid an affiliated entity fees of $116,626 and at December 31, 2001 had $2,633 in receivables from and $9,334 in payables to this affiliate.

In addition, the Company received approximately $868,495 from another affiliated entity as payment for its share of the expenses incurred by the Company. At December 31, 2001 the Company had a receivable of $67,920 to this affiliate.

The Company had $3,921 receivable from two other affiliates and $123,580 receivable from officers and shareholders of the Company at December 31, 2001.

Starting in December 2001, salaries are being paid by an affiliate and the Company will reimburse this affiliate.

The above affiliated entities are owned by certain officers and shareholders of the Company.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a retail brokerage house and deals primarily in mutual funds and variable insurance products which it buys and sells on behalf of its customers on a fully disclosed basis.

In the normal course of business, the Company's client activities ("clients") through various clearing organizations involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company's financial instruments, including cash and cash equivalents and receivables are carried at amounts which approximate fair value. Payables and other liabilities are carried at amounts which approximate fair value.

SUPPLEMENTARY INFORMATION

GREENBERG & ASSOCIATES SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 DECEMBER 31, 2001

CREDIT:		
Shareholders' equity	$	615 963
DEBITS:		
Nonallowable assets:		
Cash		2 223
Commissions receivable		13 126
Receivable from related parties		198 054
Furniture and equipment, net		100 850
Other assets		145 333
Total debits		459 586
NET CAPITAL		156 377
Minimum requirements of 6-2/3% of aggregate indebtedness of $93,115 or $5,000, whichever is greater		6 207
Excess net capital	**$**	**150 170**
AGGREGATE INDEBTEDNESS:		
Accounts payable		34 354
Due to related party		9 334
Other accrued liabilities		49 427
TOTAL AGGREGATE INDEBTEDNESS	**$**	**93 115**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.60 to 1**

NOTE: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

See the accompanying Independent Auditors' Report.

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

**INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5**

The Board of Directors
Greenberg & Associates Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Greenberg & Associates Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Greenberg & Associates Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Greenberg & Associates Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commissions's objectives.

In addition, our review indicated that Greenberg & Associates Securities, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(1) as of December 31, 2001, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver Colorado
January 25, 2002